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Immediate RELEASE

Carpenter Announces Major Acquisition to Expand Manufacturing Capacity

READING, PA.--(September 26, 1997)--Carpenter Technology Corp. (NYSE:CRS) announced Friday that it has entered into a definitive agreement to acquire Talley Industries Inc. (NYSE:TAL) as a way to expand its metals manufacturing capacity.

On Oct. 2, Carpenter will initiate an all-cash tender offer for all outstanding shares of common and preferred stock of Talley. The offer prices will be $12.00 per share of common stock, $11.70 per share of Series A convertible preferred stock and $16.00 per share of Series B convertible preferred stock.

The offer will expire at midnight (Eastern Standard Time) on Oct. 30, unless it is extended. The offer is conditioned upon shares representing a majority of the voting power of Talley stock being tendered and upon other customary conditions, including expiration of the Hart-Scott-Rodino waiting period. Credit Suisse First Boston will be dealer manager of the tender offer.

Following completion of the tender offer, Carpenter, a specialty materials manufacturer, intends to acquire the balance of Talley stock in a merger. The aggregate value of the transaction will be approximately $312 million, representing $185 million to acquire Talley's 15.4 million outstanding common and preferred shares and the assumption of debt. In 1996, Talley, based in Phoenix, Ariz., had revenues of $502.7 million and net earnings of $18.7 million.

To finance the acquisition, Carpenter will expand its revolving credit agreement and will issue short-term debt to acquire all of Talley's equity. Shortly thereafter, Carpenter plans to issue $100 million of common stock in a public offering in the fourth calendar quarter and expects to use the proceeds to pay down debt.

Talley operates a stainless steel products group, which includes Talley Metals Technology Inc., a modern mini-mill that produces more than 50 grades of stainless steels or specialty alloys, and Amcan Specialty Steels Inc., a master distributor for these and other stainless products. Both units are based in Hartsville, S.C. Amcan has distribution depots in South Carolina, New Jersey, Pennsylvania, Illinois and Texas. In calendar 1996, $136.3 million of Talley's revenues, and $11 million of operating income, came from the Stainless Steel Products group.

Talley currently supplies Carpenter with stainless bar products to augment the manufacturing capacity of the Carpenter Specialty Alloys Operations main plant in Reading, Pa. "Our five-year outlook required us to seek out more manufacturing capacity, and this acquisition will give us a modern facility known for its high-quality products and competitive costs," said Robert W. Cardy, chairman, president and CEO of Carpenter.


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Carpenter intends to further invest in Talley Metals to increase capacity and reduce costs. Talley also has a government products and services group, accounting for $148 million of revenue in 1996, and an industrial products group, which had revenues of $74 million in 1996. Carpenter expects to divest the companies in these groups and has retained Credit Suisse First Boston to assist with the divestitures.

The government products group makes components of systems that generally enhance safety or improve performance. Many of its existing products and new product development efforts involve mobile, tactical and "smart" military weapons and systems. The group also provides a broad range of architectural and engineering design consulting services for the U.S. Navy, various commercial clients and shipyards. Talley recently entered into a joint venture agreement with the Delphi Automotive Systems unit of General Motors to make air bag inflators.

Talley's industrial products include high-voltage ceramic insulators, specialty products to control insects, odors and pests, welding equipment and systems, power supply systems, humidistats that regulate humidity levels and brass buttons.

The companies expected to be sold include: Talley Defense Systems Inc., of Mesa, Ariz.; Universal Propulsion Company Inc. of Phoenix, Ariz.; Electrodynamics Inc. of Rolling Meadows, Ill.; John J. McMullen Associates Inc., of Arlington, Va.; Rowe Industries Inc. of Toledo, Ohio; Dimetrics Inc. of Davidson, N.C.; Porcelain Products Co. of Carey, Ohio; and Waterbury Companies Inc., Waterbury, Conn.

Carpenter expects the acquisition of Talley to be slightly dilutive to earnings per share in fiscal 1998 (ending June 30, 1998) and accretive to earnings per share thereafter.

Carpenter began acquiring companies in 1993 as a way to achieve higher growth. Since then, the company has completed nine acquisitions, giving the company access to new materials technologies, a greater international presence, an expanded product line and additional metals manufacturing capacity. Two other acquisitions are pending.

As a result, Carpenter's revenues, which were $570 million five years ago, are expected to exceed the $1 billion mark this fiscal year. Primary earnings per share grew at a compounded annual growth rate of about 35 percent over the past five years.

Talley Metals and Amcan will continue to be managed by Don Bailey, president, who will report to Dennis M. Draeger, senior vice president - Specialty Alloys Operations. The remaining businesses of Talley will continue to be managed by Jack C. Crim, president and chief operating officer. Crim will report to Cardy.

Cardy also indicated that, for the quarter ending Sept. 30, 1997, management expects that Carpenter's primary earnings will be in line with analysts' estimates of $.75-.80 per share. Carpenter is a leading manufacturer of stainless steel, specialty alloys including titanium alloys, and various engineered products. Sales in fiscal 1997 (ended June 30, 1997) were $939 million.


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Contact:

         Carpenter Technology Corp.
         Katharine Marshall, 610/208-3034 or
         Daniel Sieger, 212/593-5883